Filed by Hypercom Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Hypercom Corporation
Commission File No.: 001-13521
PROJECT HONEY HYPERCOM EMPLOYEE EMAIL
Dear Colleagues:
As you may have seen, today we announced that we have entered into a definitive agreement under which Hypercom Corporation will become a part of VeriFone Systems, Inc. This announcement is a direct result of VeriFone recognizing the value that has been built here at Hypercom. In particular, VeriFone sees that Hypercom’s business in complementary geographies is a great fit with VeriFone’s existing business. For more information, the press release we issued is attached.
I want to congratulate you on the work and progress we’ve made during the time I’ve been here. I am very proud of having led this team during those years. Our annual revenue has grown from almost $290 million to nearly $450 million and we gained significant market share in key regions.
We are very excited about this opportunity to create a preeminent provider of technology solutions to the global payments market, and positioning the combined company for future growth in the marketplace. There are many decisions to be made and questions to be answered in the coming months as we focus on completing a successful integration. Our ability to answer questions about how the combined company will operate is limited until the transaction closes, which is expected in the second half of 2011. For you, our employees, during this time it will be business as usual.
You have our commitment that we will provide updates on the transaction whenever possible. In the meantime, though, Hypercom’s commitment to provide excellent products and services to business partners and customers should continue to be all of our highest priority, and we are confident that each of you will keep performing at the high level that our customers have come to expect.
[Tomorrow at X:XX am/pm, we will be hosting an all-employee meeting at [LOCATION] to talk more about this announcement. For employees outside of Phoenix, please call [CONFERENCE CALL NUMBER] to participate in the meeting.]
Thank you for your continued hard work.
Sincerely,
Philippe

In connection with the proposed transaction, VeriFone intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Hypercom relating to the proposed transaction. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain copies of the S-4 and proxy statement, as well as VeriFone’s other filings, free of charge at the website maintained by the SEC at www.sec.gov when they become available. In addition, you may obtain documents filed with the SEC by VeriFone free of charge at its Web site (www.verifone.com) or by directing a request to: VeriFone, 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel: 1-408-232-7979) Attention: Company Secretary). You may obtain documents filed with the SEC by Hypercom free of charge by contacting: Scott Tsujita (Tel: 1-480-642-5161).
VeriFone and Hypercom, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Hypercom stockholders in connection with the merger. Information about the directors and executive officers of VeriFone and is set forth in the proxy statement for VeriFone’s 2010 Annual Meeting of Stockholders filed with the SEC on May 19, 2010. Information about the directors and executive officers of Hypercom is set forth in Hypercom’s Annual Report on Form 10-K filed with the SEC on March 12, 2010 and the proxy statement for Hypercom’s 2010 Annual Meeting of Stockholders filed with the SEC on April 26, 2010. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.
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